Exhibit 99.1

PicoCELA Inc. Announces Pricing of Initial Public Offering

Tokyo, January 16, 2025 /PRNewswire/ - PicoCELA Inc. (“PicoCELA” or the “Company”), a Tokyo-based provider of enterprise wireless mesh solutions, today announced the pricing of its initial public offering (the “Offering”) of 1,750,000 American Depositary Shares (“ADSs”) at a public offering price of $4.00 per ADS for a total of $7,000,000 of gross proceeds to the Company, before deducting underwriting discounts, non-accountable expense allowance, and offering expenses. Each ADS represents one common share of the Company.

In addition, PicoCELA has granted the underwriters a 45-day option to purchase up to 262,500 additional ADSs, representing 15% of the ADSs sold in this Offering, solely to cover over-allotments, if any, at the initial offering price, less underwriting discounts and non-accountable expense allowance. The ADSs are expected to begin trading on the Nasdaq Capital Market on January 16, 2025, under the ticker symbol “PCLA.” The Offering is expected to close on January 17, 2025, subject to customary closing conditions.

PicoCELA intends to use the net proceeds from the Offering for (i) working capital for inventory production, (ii) product and service improvement, and (iii) research and development for new product and services.

Benjamin Securities, Inc. is acting as a lead book-running representative and Prime Number Capital LLC is acting as a co-underwriter in connection with this Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company, and Winston & Strawn LLP is acting as U.S. counsel to the underwriters in connection with the Offering. Spirit Advisors LLC is acting as the financial advisor and initial public offering consultant for the Company.

A registration statement on Form F-1, as amended (File No. 333-282931), relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on December 20, 2024. The Offering is being made only by means of a prospectus, forming part of the effective registration statement. A copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PicoCELA Inc.

PicoCELA is a Tokyo-based provider of enterprise wireless mesh solutions, specializing in the manufacturing, installation, and services of mesh Wi-Fi access point devices. PicoCELA Backhaul Engine, the Company’s proprietary patented wireless mesh communication technology software, eliminates the need for extensive LAN cabling and enables flexible and easy installation of Wi-Fi network devices. PicoCELA also offers a cloud portal service, PicoManager, which allows users to monitor connectivity and communication traffic, as well as install edge-computing software on the Company’s PCWL mesh Wi-Fi access points.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the Offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For investor and media inquiries, please contact:

global@picocela.com